    As filed with the Securities and Exchange Commission on October 13, 1999
                           Registration No. 333-85355

                             ----------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------


                               SENTO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              UTAH                           7373                   87-0284979
(State or other jurisdiction of  (Primary standard industrial    (I.R.S. employer
incorporation or organization)    classification code number)  identification number)


                             ----------------------

                           808 EAST UTAH VALLEY DRIVE
                             AMERICAN FORK, UT 84003
                                 (801) 492-2000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                   GARY FILLER
                             CHIEF FINANCIAL OFFICER
                                SENTO CORPORATION
                           808 EAST UTAH VALLEY DRIVE
                             AMERICAN FORK, UT 84003
                                 (801) 492-2000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ----------------------
                                   COPIES TO:
                              BRIAN G. LLOYD, ESQ.
                              ERIC D. BAWDEN, ESQ.
                       PARR WADDOUPS BROWN GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                           SALT LAKE CITY, UTAH 84111
                                 (801) 532-7840
                             ----------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practicable after the Registration Statement becomes effective
                             ----------------------

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/


                             ----------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------

                                                      SECONDARY PUBLIC OFFERING
                                                                     PROSPECTUS
Sento Corporation
808 East Utah Valley Drive
American Fork, UT 84003


                                     [LOGO]


                                SENTO CORPORATION

                        2,709,320 SHARES OF COMMON STOCK

         Sento Corporation's common stock is listed on the NASDAQ SmallCap Market under the symbol "SNTO".

         These shares of common stock are being sold by the selling shareholders identified in this prospectus. Sento will not receive any of the proceeds from the sale of these shares by the selling shareholders.

                               ------------------

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" ON PAGE 5 OF THIS PROSPECTUS.

                               ------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS OCTOBER 13, 1999

                                TABLE OF CONTENTS

                                                                        PAGE
Prospectus Summary.........................................................3
Risk Factors...............................................................5
Business...................................................................9
Use of Proceeds...........................................................15
Selling Shareholders..................................................... 15
Plan of Distribution..................................................... 18
Legal Matters............................................................ 18
Experts.................................................................. 18
Available Information.....................................................18
Incorporation of Certain Information by Reference.........................19
Indemnification.......................................................... 19

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE FINANCIAL STATEMENTS INCORPORATED BY REFERENCE.


                                   THE COMPANY

SENTO: Sento Corporation, a Utah corporation ("Sento"). Unless otherwise indicated, references in this report to "Sento" include Sento and its subsidiaries.


SENTO'S           Sento provides IT services to organizations of all sizes that
BUSINESS:         use Windows NT, UNIX, and Internet/Intranet-based
                  client-server computing environments. Such services consist primarily of the following:


                            - providing outsourced technical support and helpdesk functions;
                            - assessing and training in-house IT staff both on-site and through distance learning, including computer-based training ("CBT") methods.


SENTO'S HISTORY:  Sento was formed in 1986 as Spire Technologies, Inc. to market high-end third party hardware and software products as a value added reseller ("VAR"). In 1997 and 1998, Sento undertook a strategic transition to focus its efforts on IT training, consulting and technical support. In 1998, it constructed a new generation call center facility (referenced in this prospectus as the "E-customer Contact Center") which is now operational and which it anticipates to be fully staffed during the 2000 fiscal year. Sento sold certain operations, comprising its VAR business, in March and June 1999. In October 1999, Sento announced its intention to undertake a series of transactions intended to accelerate the development and commercialization of the integrated voice and Internet customer care technology utilized in Sento's E-customer Contact Center.


                                  THE OFFERING


Common Stock, par value $0.25, of Sento
(the "Common Stock") offered by the
 selling shareholders........................ 2,709,320 shares
Common Stock outstanding prior to and
after this offering.......................... 7,936,409 shares (1)
Use of proceeds.............................. All proceeds of the offering will be received by the selling
                                              shareholders identified in this
                                              prospectus.

--------------------

(1) Excludes 2,621,044 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants granted by Sento.

                              SELLING SHAREHOLDERS

         All of the shares offered in this prospectus are to be sold by the selling shareholders identified in this prospectus. Most of the selling shareholders acquired their shares in connection with private placements of (1) 446,048 shares of Common Stock and warrants to purchase 223,024 shares of Common Stock that Sento completed on June 18, 1996, (2) 720,000 shares of Common Stock and warrants to purchase 240,000 shares of Common Stock that Sento completed on August 27, 1997 and (3) 1,200,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock that Sento completed on June 29, 1999. The remaining selling shareholders acquired their shares in connection with various other transactions, including business acquisitions and consulting and financing arrangements. Of the 2,709,320 shares of Common Stock offered by Sento, 1,872,750 shares (including 600,000 shares issuable upon the exercise of warrants issued by Sento) were acquired through private placement transactions and 836,570 (including 167,500 shares issuable upon the exercise of warrants issued by Sento) shares were acquired in other transactions.

                                PROPRIETARY MARKS

         Sento utilizes many third-party products represented by registered or common law trademarks, including the following trademarks: (1) DEC-Registered Trademark-, VMS-Registered Trademark-, Open VMS-TM-, VAX-Registered Trademark- and Alpha-TM- which are trademarks of Digital Equipment Corporation ("Digital"); (2) Microsoft-Registered Trademark-, MS-DOS-Registered Trademark-, DOS-TM-, Windows-Registered Trademark-, Windows NT-Registered Trademark- and Windows 95-TM- which are trademarks of Microsoft Corporation ("Microsoft"), (3) OS/2-TM- which is a trademark of International Business Machines Corporation ("IBM") and (4) Intel-Registered Trademark-which is a registered mark of Intel Corporation ("Intel"). This prospectus also contains trademarks of other companies.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus, including information "incorporated by reference," discuss future expectations, contain projections of results of operation or financial condition or state other "forward- looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Some of these factors are included in the discussion of "Risk Factors" on the following pages.

                                  RISK FACTORS

         The shares offered hereunder involve a high degree of risk, and are suitable only for persons who can afford to bear such risk, including the loss of their entire investment in the shares. In evaluating Sento and its business, prospective investors should carefully consider the following factors in addition to the other information set forth or referred to herein before purchasing any of the shares.

RISKS RELATED TO EXISTING AND PROPOSED SENTO OPERATIONS


         LIQUIDITY AND CAPITAL RESOURCES. At June 30, 1999, Sento had working capital of $170,720 and a cash balance of $579,536. Sento's liquidity position deteriorated substantially during the year ended March 31, 1999, primarily because Sento used $3,362,744 of cash for employee training and operating activities during the year ended March 31, 1999 and $2,717,848 of cash for the purchase of furniture and equipment.


         Sento's primary sources of liquidity have been cash received from sales of assets and cash provided through private sales of equity, as well as borrowing under a bank line of credit. In addition, Sento has financed some of its equipment utilized in its business through long-term leasing arrangements. Sento's expansion and continuing operating losses will require Sento to find additional sources of funding. In the event Sento is not able to find such alternate sources of funding, its ability to pursue its planned business strategy will be limited, and it may be forced to reduce its operations. There can be no assurance that Sento will be able to obtain necessary capital to fund its operations and purchase needed equipment to expand its operations on terms favorable to Sento, if at all.


         DEPENDENCE ON CUSTOMERS. No customer accounted for more than 10% of revenues for the fiscal year ended March 31, 1999. However, two customers accounted for approximately 83% of technical support revenues, and it is anticipated that less than five customers will account for more than 80% of the technical support revenues in the next fiscal year and perhaps longer. In addition, Sento anticipates that technical support revenues will become the majority of its revenues, and, therefore, it is anticipated that a small number of customers will account for the majority of Sento's revenues. Consistent with industry standards, Sento's contracts are generally cancelable by the customer on short-term notice. Sento's loss of a significant amount of business with any of its key customers could have, and the loss of a substantial amount of business with either of its existing technical support customers would have, a material adverse effect on Sento's business, financial condition and results of operations.


         COMPETITION. The market for providing IT services is highly fragmented and very competitive. The IT services industry is comparatively young with many small regional service companies supplying some training and technical support, or systems integration services coupled with hardware and software sales. There are many small IT training companies specializing in various vertical market niches.


         The IT services industry, however, has begun to experience a degree of consolidation and the entry of major IT companies, which has resulted in an additional level of competition from service providers that have greater name recognition, larger installed customer bases, and significantly greater financial, technical and marketing resources than Sento. Over the past five years, a number of existing companies have enjoyed increasing success and rapid internal growth. Several of these companies have been active in acquiring the smaller regional training companies and are becoming major competitors with a measurable share of this rapidly expanding market. In addition, major sole-source IT services companies such as Anderson Consulting, Computer Sciences Corp. ("CSC"), Electronic Data Systems ("EDS"), and IBM are providing full "turnkey" solutions to their large customers.


         Also, major computer hardware and software companies provide their own technical support and customer training. Therefore, such companies are not within the potential customer base for IT service providers and have the capability of providing services that compete with those provided by Sento.


         Sento cannot provide any assurance that better and more efficient services will not be provided by new or existing IT service providers in competition with Sento. The services provided by such competitors may be more effective or less expensive than those provided by Sento. Although Sento intends to improve, refine and enhance the services it provides, there can be no assurance that Sento will be able to do so.


         CHANGING MARKET. The market for IT services is characterized by rapid technological advances, new product introductions and enhancements, and changes in customer requirements. Sento's future success will depend in large part on its ability to service new products, platforms and rapidly changing technology. These factors will require Sento to provide adequately trained personnel to address the increasingly sophisticated, complex and evolving needs of its customers.


         The complex nature of support services has resulted in the demand for technical support services to expand beyond the telephone and now includes e-mail, faxes and the Internet. Services include resolution of problems relating to the configuration and set-up, installation and interoperability of different products, and the level of support requests ranges from simple error messages to complex network configurations. These services cover a broad set of technologies, including operating environments, applications, databases, communication and network products, systems tools, development environments and Internet/intranet products. There can be no assurance that Sento will be able to provide such services profitably. The failure by Sento to adapt to the changing IT service industry would have an adverse impact on Sento's result of operations and financial condition.

         Sento's success will depend in part on its ability to develop solutions that keep pace with the continuing changes in information technology, evolving industry standards and changing client requirements. There can be no assurance that Sento will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, Sento will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render Sento's services non-competitive or obsolete. Sento's failure to address these developments could have a material adverse effect on its business and financial condition.

         ATTRACTING, TRAINING AND RETAINING QUALITY EMPLOYEES. The IT services market suffers from a significant labor shortage. Sento's success will depend, in large part, on its ability to attract, retain and train highly-qualified technical, managerial and marketing personnel with IT expertise. Sento has not entered into employment agreements that require the services of any of its key technical personnel to remain with Sento for any specified period of time. Competition for such personnel is intense. There can be no assurance that Sento will be able to attract and maintain all personnel necessary for the development and operation of its business nor that it will be able to train its current employees on new developments in technology. The loss of the services of key personnel or an inability to attract, retain, train and motivate qualified personnel could have a material adverse effect on the business, financial condition and results of operations of Sento.


         DEPENDENCE ON INDUSTRY TREND TO OUTSOURCE SERVICES. Sento's business depends in large part on the trend within the IT industry to outsource certain services. Sento cannot provide any assurance that this trend will continue or that, if the trend continues, it will continue at the same rate of growth. The failure of this trend to continue could have a material adverse effect on the business, financial condition and results of operations of Sento.


         POTENTIAL SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS. The value of individual transactions can constitute a substantial percentage of Sento's quarterly revenue, and particular transactions may generate a substantial portion of the operating profits for a quarter. Because Sento's staffing and other operating expenses are based on anticipated revenue levels, and a high percentage of its expenses are fixed, delays in the receipt of orders or payments can cause significant variations in operating results from quarter to quarter. In addition, Sento may expend significant resources pursuing potential sales that will not be consummated. Sento also may choose to reduce prices or to increase spending in response to competition or to pursue new market opportunities, which may adversely affect its operating results.


         In particular, Sento's revenues from its E-customer Contact Center operations are potentially volatile. Such revenues are a function of the number of support requests received by Sento and the time spent on such requests. Consequently, Sento's profitability may be adversely affected if Sento receives fewer support requests than anticipated or the time spent in resolving inquiries is greater than anticipated.


         For all of the reasons identified above, management believes that period-to-period comparisons of Sento's results of operations may not be meaningful and that no one should rely upon them as an indication of future performance. Furthermore, Sento cannot provide any assurance that it will be able to achieve and sustain profitability on a quarterly basis.


         POSSIBLE VOLATILITY OF STOCK PRICE. The trading price of the Common Stock has fluctuated widely in response to variations in quarterly operating results, announcements by Sento or its competitors, industry trends, general economic conditions or other events or factors. Such fluctuations may continue in the future. Regardless of the general outlook for Sento's business, the announcement of quarterly operating results below analyst and investor expectations could have a material and adverse effect on the market price of the Common Stock.


         RISK OF EMERGENCY INTERRUPTION OF E-CUSTOMER CONTACT CENTER OPERATIONS. Sento's business depends to a large extent on computer and telecommunications equipment and software systems. Sento cannot provide any assurance that natural disaster, human error, equipment malfunction or inadequacy, or other events would not result in a prolonged interruption in Sento's ability to provide support services to its clients. The temporary or permanent loss of computer or telephone equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect on Sento. Property and business interruption insurance may not be adequate to compensate Sento for all losses that it may incur.


         SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Common Stock of Sento or the perception that such sales could occur, could have a negative impact on the prevailing market prices for the Common

Stock. As of September 30, 1999, Sento had 7,936,409 shares of Common Stock outstanding, of which at least 428,193 were eligible as of such date under applicable securities laws for immediate sale in the public market without restriction, except for any shares purchased by any "affiliate" of Sento (as that term is defined under the rules and regulations of the Securities Act) which will be subject to the resale limitations of Rule 144 under the Securities Act ("Rule 144"). In addition, approximately 2,397,767 outstanding shares were, as of September 30, 1999, "restricted securities," as that term is defined under Rule 144, and may be eligible for sale, subject to certain restrictions, in the open market pursuant to Rule 144.


         ANTI-TAKEOVER CONSIDERATIONS. Sento's Articles of Incorporation and Bylaws, the Utah Revised Business Corporation Act and the Utah Control Shares Acquisition Act each contain certain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. Sento's Articles of Incorporation grant to the Board of Directors the authority, without further action by Sento's shareholders, to fix the rights and preferences, and issue shares of preferred stock. These provisions may deter hostile takeovers or delay or prevent changes in control of Sento or changes in Sento's management, including transactions in which shareholders might otherwise receive a premium for their shares over the then-current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests.


         DIVIDENDS. Dividends are payable on the Common Stock when, as and if declared by Sento's Board of Directors. No dividend has been declared or paid on the Common Stock to date. At present Sento intends to retain any future earnings for use in its business and therefore does not anticipate paying any dividends on the Common Stock in the foreseeable future.


RISKS RELATED TO THE PROPOSED ECP.COM TRANSACTIONS


         On October 8, 1999, Sento announced its intention to undertake a series of transactions intended to accelerate the development and commercialization of the integrated voice and Internet customer care technology utilized in Sento's E-customer Contact Center (the "Technology"). These transactions are described in greater detail in the section of this prospectus entitled "Business -- Recent Developments," commencing on page 10 of this prospectus. The following paragraphs identify risks associated with the proposed transactions (collectively the "ECP.com Transactions") with ECP.com, Inc., a newly-formed Utah corporation organized by existing officers, directors and employes of Sento ("ECP.com") pursuant to a Contribution Agreement between Sento, as contributor, and ECP.com as contributee (the "Contribution Agreement"). In addition, as part of the ECP.com Transactions, ECP.com proposes to enter into a Stock Purchase Agreement with Genesys Telecommunication Laboratories, Inc., a leading developer of enterprise interaction management software ("Genesys") (the "Genesys Stock Purchase Agreement"), and a Master Software License Agreement between Genesys, as licensor, and ECP.com, as licensee.


         MANAGEMENT TRANSITION. Sento has recently effected significant changes in its management team and key employees. In particular, Arthur F. Coombs, III became Chief Executive Officer in April 1999, Gary B. Filler joined Sento in March 1999 in a consulting role as Executive Vice President and Acting Chief Financial Officer, and Keith D. Barr joined Sento in April 1998 as Chief Information Officer. If the ECP.com Transactions are consummated, Sento anticipates that Mr. Coombs will resign as an employee, officer and director of Sento and will become a full-time employee of ECP.com. As a result, Sento will be required to identify and retain one or more qualified individuals to fill the vacancies created by Mr. Coombs' departure. Sento has not identified any prospective candidates to fill such vacancies. There can be no assurance that Sento will be able to successfully identify and retain individuals who are capable of filling such vacancies. In addition, a majority of the Board has been elected since July 1998. Sento's headcount has grown from 162 at June 12, 1998 to 375 at September 30, 1999. Sento cannot provide any assurance that its new management team and other new personnel can successfully manage Sento's rapidly evolving business, and any failure to do so would have a material adverse effect upon Sento's operating results.


         FAILURE TO OBTAIN FINANCING. ECP.com's ability to commercialize the Technology will depend to a significant extent on the ability of ECP.com to obtain the financing necessary to develop, market and sell the Technology. The $1,000,000 in proceeds of ECP.com's sale of 500,000 shares of Series A Convertible Preferred Stock of ECP.com (the "ECP.com Series A Preferred") to Genesys pursuant to the Genesys Stock Purchase Agreement will be insufficient to fund the development and commercialization of the Technology. Sento cannot provide any assurance that ECP.com will be able to obtain additional debt or equity financing or that such financing, if obtained, will be available on commercially reasonable terms. If ECP.com is unable to obtain the financing required to develop, market and sell the Technology, it will be unable to commercialize the Technology.


         In addition, the Contribution Agreement provides that if ECP.com does not raise $6,000,000 in equity funding (including the $1,000,000 proposed to be raised from the sale of the shares of ECP.com Series A Preferred to Genesys in the ECP.com Transactions) within 120 days of the closing of the ECP.com Transactions, Sento may elect to rescind the Contribution Agreement and the ECP.com Transactions. If ECP.com fails to raise the necessary equity funding and the ECP.com Transactions are rescinded, the development of the Technology will suffer and Sento's operations and financial condition may be negatively affected.


         FAILURE TO COMMERCIALIZE THE TECHNOLOGY. The Technology is unproven in applications outside of Sento's E-customer Contact Center and Sento's commercialization of the Technology is limited to a single beta customer relationship. ECP.com's success in commercializing the Technology will depend to a significant extent on ECP.com's ability to develop and commercialize the Technology in settings and for applications in which the Technology has not been tested. There can be no assurance that ECP.com will be able to develop and/or commercialize the Technology for settings or applications that will be commercially feasible or that it will be able to develop and/or commercialize the Technology for use in applications other than Sento's existing and future E-customer Contact Centers.


         DILUTION OF SENTO'S OWNERSHIP. If the ECP.com Transactions are completed, Sento will own the equivalent of approximately 47% of the issued and outstanding shares of ECP.com Common Stock on a fully-diluted basis, after giving effect to the conversion of the shares of ECP.com Series A Preferred to be issued to Sento and Genesys in the ECP.com Transactions. ECP.com's success in developing and licensing the Technology will depend to a significant extent on ECP.com's ability to obtain financing required to develop, market and sell the Technology. As a result, ECP.com will have an incentive to issue additional capital stock to sources of such financing. The issuance of such additional capital stock would have the effect of diluting Sento's ownership of the ECP.com capital stock and Sento's ability to influence the management and policies of ECP.com. The Board of Directors of ECP.com would be able to issue additional capital stock to the extent of ECP.com's authorized but unissued shares of capital stock, which currently represents approximately 83% of the total authorized capital stock of ECP.com.


         The dilution of Sento's economic interests could result in Sento receiving less financial benefit from ECP.com's use of the Technology than Sento could have obtained through commercializing the Technology itself. In addition, Sento's lack of voting control over ECP.com could result in ECP.com taking actions in conflict with or adverse to the interests of Sento. These actions could include licensing the Technology to competitors of Sento. In addition, Sento will not have the unrestricted right to develop new applications for the Technology without consent from ECP.com. Without a controlling interest in ECP.com, Sento will not be assured of obtaining ECP.com's consent for such additional applications.


         RELIANCE ON ECP.COM FOR OUTSOURCED SERVICES. If the ECP.com Transactions are completed, Sento will no longer possess the Technology and will no longer employ a number of existing technical support employees who are presently engaged in developing the Technology and maintaining Sento's E-customer Contact Center. If the ECP.com Transactions are completed, many of these technical support functions will be provided by ECP.com employees on an outsourced basis pursuant to the Services Agreement. As a result, Sento will be dependent on ECP.com for many of the technical support functions related to Sento's E-customer Contact Center. The outsourcing relationship could result in decreased attention to Sento's needs, slower response times and the lack of redundant support functions. In addition, if ECP.com fails in its business efforts, Sento would be required to re-develop the technical services necessary to support its opportunities.


         CONFLICTS BETWEEN SENTO AND ECP.COM. If the ECP.com Transactions are completed, ECP.com will own the Technology. Although a Services Agreement between Sento and ECP.com will grant to Sento the right to utilize the Technology in the operation of its existing and future E-customer Contact Centers, ECP.com will likely have the opportunity to license the Technology to third parties, including existing and potential competitors of Sento. Immediately following the ECP.com Transactions, Sento will likely possess the ability to influence the management and policies of ECP.com and may cause ECP.com to forego licensing opportunities with existing and potential competitors of Sento in order to preserve Sento's ability to maintain its existing and future E-customer Contact Centers. As a result, Sento cannot make assurances that ECP.com's proposal to license the Technology will result in any greater benefit to Sento shareholders than the commercialization of the Technology by Sento alone.


         CONFLICTS WITH SENTO'S DIRECTORS, OFFICERS AND EMPLOYEES. ECP.com was founded by certain existing directors, officers and employees of Sento. Furthermore, upon completion of the ECP.com Transactions, certain existing directors, officers and employees of Sento will own 915,000 shares of the Common Stock of ECP.com (the "ECP.com Common Stock") and exercisable options to acquire an additional 1,730,000 shares of ECP.com Common Stock, representing an aggregate of approximately 26% of the total issued and outstanding shares of ECP.com Common Stock as of such date (on a fully-diluted basis, after giving effect to the exercise of such options and the conversion of the shares of ECP.com Series A Preferred to be issued to Sento and Genesys in ECP.com Transactions). ECP.com may have the opportunity to use, develop or commercialize the Technology in a manner that may be in conflict with or adverse to the interests of Sento and its shareholders. As a result of their financial interests, certain Sento directors, officers and employees may have incentives to approve or facilitate such opportunities, including voting their shares of ECP.com Common Stock in favor of approval of exploiting such opportunities. Sento cannot provide any assurance that certain directors, officers and/or employees of Sento will not have such incentives or that they will not act upon such incentives.

         COMPETITION IN THE E-BUSINESS CUSTOMER SERVICE MARKET. The e-business customer service market is new and intensely competitive. There are no substantial barriers to entry, and established or new entities may enter this market in the near future. Furthermore, established enterprise software companies, including IBM, Hewlett-Packard Company, Microsoft Corporation and similar companies, may leverage their existing relationships and capabilities to offer e-business customer service applications. Any delays in the general market acceptance of the e-business customer service applications and ECP.com's proposed products and services would likely harm ECP.com's competitive position. Delays would allow ECP.com's competitors additional time to approve their service or product offerings, and also provide time for new competitors to develop e-business customer service applications and solicit prospective customers within ECP.com's target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.


         CHANGING NEEDS OF THE E-BUSINESS CUSTOMER SERVICE MARKET. The e-business customer service industry is characterized by rapid technological change, changes in customer requirements and preferences and the emergence of new industry standards and practices that could render ECP.com's existing products, services, proprietary technology and systems obsolete. To be competitive, ECP.com must continually improve the performance, features and reliability of its products and services, including its existing e-business customer service applications, and develop new products, services, functionality and technology that address the increasingly sophisticated and varied needs of its prospective customers. If ECP.com cannot adapt or respond in a cost-effective and timely manner to changing industry standards, market conditions or customer requirements, its business and operating results would suffer.


                                    BUSINESS


         Sento provides IT services to organizations of all sizes that use or develop applications for Windows NT, UNIX and Internet/Intranet-based client-server computing environments. Such services consist primarily of the following:


         - providing outsourced technical support and help-desk functions; and

         - assessing and training in-house IT staff both on-site and through distance learning, including CBT methods.

         Sento was formed in 1986 as Spire Technologies, Inc. and marketed high-end third party hardware and software products as a value added reseller ("VAR"). In 1996, Sento completed a share exchange with an existing public company. In November 1996, the Common Stock was registered on the Nasdaq Stock Market (Small Cap Market) (Symbol: SNTO). In 1998, Sento changed its name to Sento Corporation.


         In 1997 and 1998, Sento undertook a strategic transition to focus its efforts on IT training and technical support. In 1998, Sento constructed its E-customer Contact Center which is now operational and is anticipated to be fully staffed during the 2000 fiscal year. Sento sold certain operations, comprising its VAR business, in March and June 1999. See "-- Background." In October 1999, Sento announced its intention to undertake a series of transactions intended to accelerate the development and commercialization of the integrated voice and Internet customer care technology utilized in Sento's E-customer Contact Center. See "-- Recent Developments."

BACKGROUND

         Historically, Sento's operations consisted almost entirely of a VAR business oriented to purchases of high-end third-party hardware and software products. Sento generated revenues almost exclusively from sales and distribution of third party hardware and software products. In 1997, Sento began a strategic transition using its technical core competencies to offer IT outsourcing services such as helpdesk, systems and network consulting and IT training ("outsourcing" refers to the transfer of IT product and service responsibility from internal personnel to external providers). Management believes these new service offerings will contribute greater operating margins than distributing third-party products. Sento divested its VAR business in March and June 1999. Sento has also refocused its training activities away from "traveling" courses held in hotel conference rooms to intensive multiweek IT certification courses held primarily at the Corporate headquarters in American Fork, Utah. The multiweek courses have shown higher profitability to date and increasing enrollment. Sento also offers custom corporate training and CBT. Sento's training services are provided through its wholly-owned subsidiary Sento Training Corporation ("Sento Training").



         Sento's marketing efforts focus primarily on middle market to enterprise level companies, as well as divisions/departments of Fortune 500 companies. Sento sells and delivers its services through two IT service offices located in American Fork, Utah, and Sydney, Australia. Sento's E-customer Contact Center is located in its American Fork, Utah facility.

         During the year ended March 31, 1998, Sento expanded its service offerings and geographic range through the acquisitions of Australian Software Innovations Pty. Ltd. ("ASI") in Sydney, Australia (now known as Sento Australia Pty. Ltd., being referred to herein as "Sento Australia"), and Astron Incorporated in Orem, Utah.


RECENT DEVELOPMENTS


         On October 8, 1999, Sento announced its intention to undertake a series of transactions intended to accelerate the development and commercialization of the integrated voice and Internet customer care technology utilized in Sento's E-customer Contact Center. The ECP.com Transactions, which Sento's Board of Directors have recommended and submitted for review and approval by Sento's shareholders at a special meeting of shareholders to be held in late 1999, contemplate that Sento and other parties to the ECP.com Transactions will take the following actions:


         (i) Sento will transfer to ECP.com substantially all of the Technology in exchange for 4,000,000 shares of the ECP.com Series A Preferred;


         (ii) Sento and ECP.com will enter into a Services Agreement, enabling Sento to utilize the Technology in developing its existing and future E-customer Contact Centers;


         (iii) Sento will transfer to ECP.com certain tangible assets, consisting primarily of computer equipment, in exchange for ECP.com's delivery of a secured promissory note in the original principal amount of approximately $900,000;


         (iv) Sento and ECP.com will enter into a Facilities and Services Agreement whereby Sento will permit ECP.com to use certain office and research and development space located at Sento's principal offices, and provide accounting and administrative services to ECP.com; and


         (v) ECP.com and Genesys will enter into a Stock Purchase Agreement and Master Software License Agreement, providing for ECP.com to transfer 3,500,000 shares of the ECP.com Series A Preferred to Genesys in exchange for $1,000,000 in cash and a favorable license to use Genesys' Internet suite of enterprise interaction management software in the development of ECP.com's business operations on terms that are substantially more favorable than the pricing structure currently available to Sento.


         If the ECP.com Transactions are consummated, Sento and Genesys will own 4,000,000 shares and 3,500,000 shares of the ECP.com Series A Preferred, respectively, representing approximately 47% and 41%, respectively, of the issued and outstanding shares of ECP.com Common Stock (on a fully-diluted basis, after giving effect to the conversion of the ECP.com Series A Preferred to be issued to Sento and Genesys in the ECP.com Transactions). If the ECP.com Transactions are approved, Sento also anticipates that certain existing employees of Sento, including Arthur F. Coombs, III, Sento's Chief Executive Officer, will resign as employees of Sento and will become employees of ECP.com.

THE INDUSTRY

         The IT industry encompasses a broad spectrum of technology and services used in the processing, distribution and management of information. This spectrum includes:

         -        a user's desktop information system, consisting principally of computer hardware, software and associated training;
         -        back office services, including existing and future IT systems infrastructure; and
         - organizational management of IT systems (including Internet and Intranet) and requirements.

         Sento believes most organizations face a rapidly changing, highly competitive environment where improved utilization of IT products and services can be a significant factor in improving products and services, lowering costs, increasing customer satisfaction and building competitive advantages. Many top executives and managers recognize the importance of information technology in their organizations and the potential benefits of improved IT utilization. At the same time, the rapid technological change and migration required to achieve those benefits create tremendous pressure on organizations and their management. As the pace of technological change accelerates, the organization's ability to evaluate, integrate, deploy and leverage IT systems is becoming a critical competitive issue. In particular, internal IT departments are frequently challenged to use limited time and resources (both financial and human) to stay abreast of rapid technological change while maintaining the operations of existing IT systems without incurring significant technological or operational risks.

         The challenge of maintaining an organization's focus on core business areas while attempting to monitor and benefit from rapid IT development has prompted many organizations to seek professional IT training and technical services from external providers. Growing product complexity, shorter product life cycles and an increasing number of products and multi-vendor computer and network configurations have increased the demand for technical support services. At the same time, software publishers, hardware manufacturers, online service providers and other organizations are finding it increasingly difficult and expensive to service all their needs in-house. Technical support is especially challenging to undertake as a non-core function because of the need for ongoing capital investment in specialized equipment, the technical workforce management challenge and the inherent need for scale. As a result, "outsourcing" is rapidly gaining favor among many organizations.


         Sento believes that the principal factors motivating organizations to pursue outsourced IT services are the desire to provide improved customer service, an effort to focus internal organizational resources on the organization's core competencies, the necessity of enhancing IT effectiveness and the benefit of supplementing internal IT resources. Sento believes most organizations that use information technology, whether in their core business or to facilitate non- IT business operations, are currently outsourcing or will, in the future, outsource some or all of their IT needs.

BUSINESS STRATEGY

         Sento's business strategy is to develop and provide integrated IT solutions that enable its customers to effectively use leading-edge technology to improve their business operations and results. Sento believes it can pursue its business strategy by implementing the following strategic initiatives:


         DEVELOP AND MARKET LEADING-EDGE IT SOLUTIONS. Sento's services and products are split into two strategic business segments: comprehensive product support and helpdesk services available through Sento's E-Customer Contact Center and customized and general system and applications training available through Sento Training. Sento's products and services help businesses provide and improve Internet and telephone-based customer service. Sento Training provides students with high-quality IT training that has been designed to incorporate leading-edge delivery systems, measurement tools and training practices.


         INTERNAL GROWTH AND ACQUISITIONS. Sento intends to expand its operations by opening or acquiring additional call centers and training offices in strategic locations in the U.S. and foreign countries. Management believes that if Sento successfully identifies and consummates acquisitions of additional offices, it will enhance its ability to offer its multinational clients a comprehensive package of integrated IT services. In addition to geographic expansion, Sento will seek to identify and acquire companies that provide complementary technical support and training services, and, as a result, extend the breadth of its service offerings.


         ATTRACT AND RETAIN HIGHLY SKILLED IT PROFESSIONALS. Sento's success depends on its ability to attract, train, motivate and retain highly skilled IT professionals. Management believes Sento's dual service approach (technical support and training) provides an excellent career path filled with significant opportunities across the spectrum of IT experience, from entry level positions through highly-skilled IT consultants. Sento's helpdesk and technical support centers will offer both entry level employees and seasoned professionals the prospect of training to enhance their abilities while serving customers in a broad range of IT areas. Sento also offers its professionals the prospect for rapid advancement and expert personal training, as employees can move from one career step to another while remaining within Sento. Sento provides its employees the chance to work with leading-edge technologies, in a stimulating, flexible, entrepreneurial environment with ongoing technical training.


         CAPITALIZE ON TECHNOLOGY. Sento has completed its construction of a new generation technical support center in American Fork, Utah. Sento has integrated technology into the support center from divergent companies on the cutting-edge of the IT and computing industries. The support center goes beyond a traditional telephone call center by using leading-edge technology to establish Sento's E-customer Contact Center. A customer interaction can be answered through nearly any media type, including voice and fax communication and all electronic customer interactions over the Internet (e-mail, Web text chat, Web call-throughs, Web collaboration, Web call-back interactions and co-browsing) with the same speed and efficiency as traditional telephone calls. The advent of the Internet and the proliferation of electronic customer interactions are changing the manner in which businesses communicate with their customers and Sento's E-customer Contact Center positions Sento to meet these emerging opportunities.

SERVICES

         Sento's integrated IT solutions are designed to enable its customers to effectively use leading-edge technology to improve their business processes and operating results. Sento delivers IT services in two strategic categories: technical support and training services.


         IT TECHNICAL SUPPORT. Sento offers a broad range of IT outsourcing services consisting principally of call center, helpdesk and product support services. Sento uses advanced systems, including client-server-based database and reporting systems, Internet, local area networks ("LAN"), multi-user systems, Computer-Telephony Integration ("CTI") and Integrated Voice Response ("IVR") technologies, to provide timely technical support to its customers, enabling those customers to focus increased attention on their core business operations. CTI combines data with voice systems in order to enhance telephone services. For example, automatic number identification ("ANI") allows a caller's records to be retrieved from the database while the call is routed to the appropriate party. IVR is an automated telephone answering system that responds with a voice menu and allows the user to make choices and enter information via the user's telephone keypad. IVR systems are used in call centers as a replacement for human switchboard operators. IVR systems may also integrate database access and fax responses.

         HELPDESK. Helpdesk services are provided by vendor-certified professionals acting on behalf of a customer to provide end users and IT staffs with a knowledgeable resource to address questions and problems involving applications, integrated desktop, network support or customized areas of need. Helpdesk personnel provide flexible services of a moderately technical nature that can be easily scaled to meet a customer's changing technical support requirements. Utilizing Sento personnel, customers can develop a program that meets their requirements, then implement the program rapidly as a complete helpdesk solution or as a supplement to the customer's on-site facility. In addition, Sento can dispatch trained engineers to customer or end-user locations when necessary to provide on-site solutions.

         PRODUCT SUPPORT. Product support services are targeted towards original equipment manufacturers ("OEMs"), software publishers, hardware system manufacturers and other organizations requiring high quality technical services. These services, which are more technical in nature than helpdesk or call center services, are designed to provide customers with immediate and efficient access to "best-of-class" product support. Sento delivers comprehensive first-level support (support related to product installation, features and configuration) to end users and manufacturers, combining hardware and network support with application support for proprietary and off-the-shelf programs.

         IT TRAINING. Sento provides instructor-led training in seminar (including intensive multiweek IT Certificate courses), customized corporate and multimedia settings. Sento's objective is to provide high-quality IT training designed to incorporate leading delivery systems, measurement tools and training practices. Sento currently offers training and related certification services to IT professionals, including Microsoft Certified Systems Engineer ("MCSE"), Certified NetWare Engineer ("CNE"), Certified Winframe Administrator ("CWA"), Certified Internet Webmaster ("CIW"), Internet and networking technologies. Sento instructors combine their presentation skills with technical information and years of practical, real-world experience and examples. Instructors are certified in their area of instruction, with many having multiple certifications (such as MCSE, MCP, CNE, and/or CWA) to their credit.

         In addition, Sento offers training for QuickBooks customers. These courses provide tips, configurations, tweaks and solutions required to address obstacles faced by business and accounting professionals. Students are provided instruction in the use of solutions to maximize their productivity. Sento provides its training and applications through various settings including seminar, customized corporate and multimedia including video and computer-based training via Internet and CD-ROM.

         INTERNATIONAL OPERATIONS. In July 1997, Sento acquired substantially all of the assets of ASI, including the OpenAviator suite of UNIX-based management and performance monitoring utilities. Shortly thereafter, Sento sold the OpenAviator product suite to BMC Software, Inc. ("BMC") and agreed to provide related product support services during a transition period which expired on December 31, 1998. Sento contributed the remainder of the ASI assets to Sento Australia, which acts as a sales agent for BMC's Patrol product line. These software sales are complemented by professional consultancy and integration, performance tuning education, and customized configuration and development services.

ACQUISITIONS AND DIVESTITURES

         As a result of Sento's transition to offering IT outsourcing services rather than pursuing its historical VAR business, Sento has sold its VAR business and related assets in a series of divestiture transactions completed during the period between December 31, 1998 and June 30, 1999. These transactions consisted principally of:

         - the sale of Sento's remaining VAR business and related assets to an unrelated party in June 1999 in exchange for an initial cash payment of $50,000 and contingent payments based on revenues generated from the divested business and assets, which contingent payments will not exceed $350,000;

         - the sale of all of the stock of Sento UK Limited (acquired in October 1997 for 31,750 shares of Common Stock) in exchange for the return of 43,750 shares of Common Stock issued to the principal and certain employees of Sento UK Limited and an agreement to pay Sento a royalty equal to two percent of net revenues generated by Sento UK Limited during the five-year period commencing April 1, 1999;

         - the sale of all of the assets of Sento's east coast division (acquired in July 1997 from CDG Technologies, Inc. for 60,000 shares of Common Stock) in exchange for the payment of cash in an amount equal to $135,000 (paid over a three-year period) and a royalty based upon net revenues of the divested operations over the three-year period, provided that the entire purchase price will be reduced to $100,000 if paid in full prior to January 1, 2001;

         - the sale of 67% of the stock of Dewpoint Distributed Solutions, Inc. ("Dewpoint") (representing Sento's entire ownership of the stock of Dewpoint) in exchange for cash in the amount of $5,000 and the delivery of promissory notes in the original principal amount of $333,336, secured by a pledge of all of the Dewpoint shares transferred by Sento and bearing interest at the rate of six percent (6%) per annum; and

         - the sale of all of the assets of Sento's west coast division (acquired in October 1997 from PC Business Solutions, Inc. for 250,000 shares of Common Stock) in exchange for a promissory note in the original principal amount of $250,000, secured by a pledge of 100,000 shares of Common Stock and bearing interest at the rate of seven and one-half percent (7.5%) per annum.

         In October 1998, Sento acquired equipment and intellectual property from Functional Software, Pty., Ltd. ("Functional Software") in exchange for $450,000 in cash and approximately 130,000 shares of Common Stock. Functional Software is the developer of COSMOS, a system management framework technology for UNIX and Windows NT computer systems. Subsequent to the acquisition, Sento determined that the level of revenues reasonably anticipated to be generated from the operation of the Functional Software assets would be substantially lower than anticipated at the time of the acquisition. Sento also determined that the anticipated expenses of the acquired business would be higher than anticipated at the time of acquisition. Sento has, as of March 31, 1999, entered into an agreement with the successor-in-interest to Functional Software, whereby Sento sold all of the equipment and intellectual property acquired from Functional Software in exchange for the return to Sento of 100,000 shares of Common Stock.


         In August 1998, Sento Training acquired the marketing rights to certain IT training courses from Educational Systems, Inc. ("ESI") for $100,000 cash and an agreement to pay future royalties of not less than $500,000 and not more than $1,400,000 (in cash and shares of Common Stock) over a 33-month period. Effective April 1, 1999, Sento began withholding royalty payments, based upon Sento's working capital position and disagreements with the principals of ESI regarding certain representations and obligations contained in the acquisition agreement. In July 1999, Sento, Sento Training and ESI entered into a Settlement and Release Agreement pursuant to which Sento agreed to issue to ESI 169,097 shares of Common Stock in full satisfaction of the obligations of Sento and Sento Training to ESI. In addition, the parties released and discharged any claims they had against each other, whether arising under the original acquisition agreement or otherwise.

COMPETITION

         The IT industry is highly competitive, global in scope and comprised of myriad enterprises and individuals. Methods of competition within the industry include, but are not limited to, marketing, product performance, price, product differentiation, service, technology and compliance with industry standards. Sento anticipates that present and potential competition in the various markets it serves will come from enterprises and individuals of various types, many of which are larger and have greater resources than those of Sento. Firms not now in direct competition with Sento may introduce competing products in the future. It is possible for companies to be at various times competitors, customers and collaborators in different markets. Management believes that its efforts to implement Sento's strategy of delivering integrated IT solutions, if successfully implemented, may constitute a competitive advantage.


         As Sento has completed its transition to the delivery of outsourced IT services, it has encountered a new range of competitors within each of the technical support and training industry segments. Each of the two industry segments exhibits unique characteristics and is rapidly growing and highly competitive. In the IT technical support industry Sento also faces significant and diverse competition from a broad spectrum of international, national, regional and local enterprises. In the IT training industry, among other competitors, Sento faces competition from large hardware and software vendors, as well as many independent international, national, regional and local training companies.

         Sento's competitors include major sole source IT services companies such as Anderson Consulting, Computer Sciences Corp., Electronic Data Systems, and IBM which provide full "turnkey" solutions to their large customers, as well as the following national and worldwide services companies, among others, who compete in one or more of the two market segments in which Sento competes:

COMPANY                        STOCK SYMBOL            FY END            TTM REV ($MIL)          MARKET SEGMENT*
-------                        ------------            ------            --------------          --------------
Aris Corporation                   ARSC                  Dec                  115                       T
Sykes International                SYKE                  Dec                  469                       TS
CBT                               CBTSY                  Dec                  162                       T
Learning Tree Int'l                LTRE                  Sep                  187                       T
Computer Learning                  CLCX                  Jan                  145                       T
National Tech Team                 TEAM                  Dec                  117                       TS
Teletech Holdings                  TTEC                  Dec                  369                       TS
Stream                             ---                   Dec                  200                       TS

*T--Training, TS--Technical Support

         Sento's ability to compete in its market segments will be driven by its niche approach, state-of-the-art call center technology, its core competencies in leading-edge technologies, and by servicing higher-end IT segments such as networks, TCP/IP, CTI, and systems rather than simpler products like desktop applications and games.

         Given the extensive market opportunity in the networking, Internet, and CTI systems operating environments, management believes that Sento's strategy of providing the "best-of-breed" services in the technically high-end market niche will provide it with competitive positioning to achieve high growth and capture market share while reaching profitability objectives.

SIGNIFICANT CUSTOMERS

         No customer accounted for more than 10% of Sento's revenues for the fiscal year ended March 31, 1999. However, two customers accounted for approximately 83% of technical support revenues, and it is anticipated that less than five customers will account for more than 80% of the technical support revenues in the next fiscal year and perhaps longer. In addition, it is anticipated that technical support revenues will become the majority of Sento's revenues, and, therefore, it is anticipated that a small number of customers will account for the majority of Sento's revenues. Consistent with industry standards, Sento's contracts are generally cancelable by the customer on short-term notice. The loss of, or the failure to retain a significant amount of business with any key customer could have a material adverse effect on the business, financial condition and results of operations of Sento.

PATENTS AND PROPRIETARY TECHNOLOGY

         Sento does not own any patents nor does it have any patent applications relating to its products. Sento has a limited number of copyrights and has obtained licenses to create derivative works relative to copyrights owned by third parties. The ownership of such derivative works vests in the licensor. Sento is also seeking tradename and trademark protection for certain of its names and marks. Accordingly, Sento's management does not believe that any particular patent or group of patents, copyrights, trademarks, or tradenames is of material importance to the business of Sento as a whole.

RESEARCH AND DEVELOPMENT

         Sento competes in an industry which is characterized by rapid technological change. Historically, Sento has not incurred significant expenses for research and development.

EMPLOYEES

         As of September 30, 1999, Sento had approximately 375 total employees, of which approximately 335 were full-time employees and 40 were part-time employees. Competition for qualified personnel in the IT industry is intense. The future success and growth of Sento will depend in large measure upon its ability to attract and retain qualified management and technical personnel. There can be no assurance that Sento will be able to attract and maintain all personnel necessary for the development and operation of its business nor that it will be able to train its current employees on new developments in technology. Failure of Sento to attract and retain key management and technical personnel and qualified personnel required to continue Sento's operations could have a material adverse impact on Sento. None of Sento's employees is represented by a labor organization with respect to his or her employment with Sento. Sento has never had a work stoppage, and Sento considers its employee relations satisfactory.

PROPRIETARY MARKS

         Sento utilizes many third-party products represented by registered or common law trademarks, including the following trademarks: (1) DEC-Registered Trademark-, VMS-Registered Trademark-, OpenVMS-TM-, VAX-Registered Trademark- and Alpha-TM- which are trademarks of Digital; (2) Microsoft-Registered Trademark-, MS-DOS-Registered Trademark-, DOS-TM-, Windows-Registered Trademark-, Windows NT-Registered Trademark- and Windows 95-TM-which are trademarks of Microsoft; (3) OS/2-TM- which is a trademark of IBM and (iv) Intel-Registered Trademark- which is a registered trademark of Intel. This prospectus also contains trademarks of other companies.


FACILITIES


         The headquarters and existing call center of Sento are located at 808 East Utah Valley Drive, American Fork, Utah. Sento leases approximately 40,000 square feet of space used for its administrative, call center, technical support and training operations. The monthly base rent is $33,400, subject to adjustment during the renewal periods. Management anticipates that continued growth of Sento, if achieved, will necessitate acquisition of additional office space during fiscal year 2000. Sento also leases a 4,100 square foot facility in Sydney, Australia and a 2,600 square foot facility in Orem, Utah.


                                 USE OF PROCEEDS

         All proceeds from any sale of the shares offered in this prospectus, less commissions and other customary fees and expenses, will be paid directly to the Selling Shareholders selling the shares. Sento will not receive any proceeds from the sale of any of the shares offered in this prospectus.


                              SELLING SHAREHOLDERS

         The following table sets forth, as of the date of this prospectus, the name of each shareholder selling shares of the Common Stock of Sento as part of this offering (each a "Selling Shareholder"), certain beneficial ownership information with respect to the Selling Shareholders, and the number of shares that may be sold from time to time by each Selling Shareholder pursuant to this prospectus. There can be no assurance that any of the shares offered hereby will be sold. The percentages set forth below have been computed based on the number of outstanding shares of Common Stock as of September 30, 1999, which was 7,936,409 shares of Common Stock. Except as otherwise indicated, Sento believes the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.


                                                   BENEFICIAL OWNERSHIP                    SHARES BENEFICIALLY OWNED
                                                    PRIOR TO OFFERING                    UPON COMPLETION OF OFFERING (1)
                                                ---------------------------              -------------------------------

                                                                               NUMBER OF
                                                  NUMBER OF                   SHARES BEING     UMBER OF
              BENEFICIAL OWNER                     SHARES       PERCENT (2)    OFFERED(1)      NSHARES        PERCENT (2)
--------------------------------------------    -------------   ----------    ------------     ---------      -----------
Ancor Sales Co. Profit Sharing Trust                37,500(6)       *             37,500             0           *
Janae Arnold                                        77,618          *             77,618             0           *
Bay Area Micro-Cap Fund I.P.                       210,000(7)       *            210,000             0           *
Brian W. Braithwaite(3)                            397,167         5.0%          397,167             0           *
Irwin Bronstein                                      6,000          *              6,000             0           *
Joseph J. Bunker                                    25,000          *             25,000             0           *
Keith Cannon                                        45,000(8)       *             45,000             0           *
Walter A. Carozza                                   23,436(9)       *             23,436             0           *
Kevin W. Clark                                       6,000          *              6,000             0           *
Lester L. Colbert, Jr.                              45,000(10)      *             45,000             0           *
Arthur F. Coombs, Jr.                               30,000(11)      *             30,000             0           *
Stanley J. Cutler(4)                                34,000(12)      *             30,000         4,000           *
Paul Davis                                           5,000          *              5,000             0           *
Steven A. Dawes                                     19,500          *             19,500             0           *
Delta Financial Resources, Inc.                    203,505(13)      *            150,000        53,505           *
Michelle Drolet                                     17,000          *             17,000             0           *
Walfred J. and Vida L. Fassler                       1,250          *              1,250             0           *
Gary B. Filler(5)                                   47,000(14)      *             30,000        17,000           *
Genesys Telecommunications Laboratories            243,753(15)      *            243,753             0           *
Kelly J. Gleave                                     30,000(16)      *             30,000             0           *
Jeff Gray                                           60,000(17)      *             60,000             0           *
Leila Huddani                                       24,000          *             24,000             0           *


                                                   BENEFICIAL OWNERSHIP                    SHARES BENEFICIALLY OWNED
                                                    PRIOR TO OFFERING                    UPON COMPLETION OF OFFERING (1)
                                                ---------------------------              -------------------------------

                                                                               NUMBER OF
                                                  NUMBER OF                   SHARES BEING     UMBER OF
              BENEFICIAL OWNER                     SHARES       PERCENT (2)    OFFERED(1)      NSHARES        PERCENT (2)
--------------------------------------------    --------------  ----------    ------------     ---------      -----------
Nizar Huddani                                       24,000          *             24,000            0             *
Guy and Norma Ivins                                  3,000          *              3,000            0             *
Robert H. and Mary Jane Latvala                      6,000          *              6,000            0             *
Clair A. Lewis IRA                                   5,000          *              5,000            0             *
M3 Partners LLC                                     46,875(18)      *             46,875            0             *
Dinesh Maniar                                       30,000(19)      *             30,000            0             *
Daniel Mcleod                                       30,000(20)      *             30,000            0             *
Clark M. Mower                                      35,000(21)      *             30,000        5,000             *
Alexander I. Paluch                                 23,436(22)      *             23,436            0             *
Peregrine Properties LLC                           150,000(23)      *            150,000            0             *
Mark Peterson                                       90,000(24)      *             90,000            0             *
RCG Capital Markets Group Inc.                      45,000(25)      *             45,000            0             *
Rogers Family Trust                                 45,000(26)      *             45,000            0             *
Silicon Valley Bank                                 60,000(27)      *             60,000            0             *
Heidi M. Smith                                     104,285          *            104,285            0             *
Jerry Spilsbury                                    150,000(28)      *            150,000            0             *
Mont E. Tanner                                       6,000          *              6,000            0             *
Clemons F. Walker                                  533,200(29)     6.7%          200,000       333,200            *
Whisper Investment Company                          30,000(30)      *             30,000            0             *
John Whitney                                        12,500(31)      *             12,500            0             *
John J. Witkowski                                   26,000(32)      *             15,000       11,000             *
Bert Zaccaria(33)                                   45,000(34)      *             45,000            0             *
ZD Air, Inc.(33)                                    45,000(35)      *             45,000            0             *
                                                --------------                -----------    ---------
                                                 3,133,025                     2,709,320      423,705


---------------------------

       * Represents less than one percent of the outstanding shares of Common Stock.
     (1) Assumes the sale by each Selling Shareholders of all of the shares offered hereunder by such Selling Shareholder. There can be no assurance that any of the shares offered hereby will be sold.
     (2) The percentages set forth have been computed without taking into account any treasury shares held by Sento and, with respect to those persons holding warrants to purchase Common Stock exercisable within 60 days of August 11, 1999, the number of shares of Common Stock that would be issuable at the end of such period assuming the exercise thereof.

     (3) Brian W. Braithwaite served on Sento's Board of Directors and as Corporate Secretary from August of 1986 until October of 1997.


     (4)      Stanley J. Cutler currently serves as Sento's Corporate Secretary.


     (5) Gary B. Filler currently serves on Sento's Board of Directors and as Acting Chief Financial Officer of Sento.


     (6) Includes shares subject to a presently exercisable warrant to purchase 7,500 shares of Common Stock.


     (7) Includes shares subject to a presently exercisable warrant to purchase 70,000 shares of Common Stock.


     (8) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of Common Stock.


     (9) Includes shares subject to a presently exercisable warrant to purchase 7,812 shares of Common Stock.


     (10) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of Common Stock.


     (11) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock.


     (12) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock.


     (13) Includes shares subject to a presently exercisable warrant to purchase 50,000 shares of Common Stock.


     (14) Includes 32,000 shares of Common Stock and shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock in the name of G.T. Investments, of which Mr. Filler is the sole shareholder.


     (15) Includes shares subject to a presently exercisable warrant to purchase 81,251 shares of Common Stock.


     (16) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock.


     (17) Includes shares subject to a presently exercisable warrant to purchase 20,000 shares of Common Stock.


     (18) Includes shares subject to a presently exercisable warrant to purchase 15,625 shares of Common Stock.


     (19) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock.


     (20) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock.


     (21) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock.


     (22) Includes shares subject to a presently exercisable warrant to purchase 7,812 shares of Common Stock.


     (23) Includes shares subject to a presently exercisable warrant to purchase 50,000 shares of Common Stock.

     (24) Includes shares subject to a presently exercisable warrant to purchase 30,000 shares of Common Stock.


     (25) Includes a presently exercisable warrant to purchase 45,000 shares of Common Stock.


     (26) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of Common Stock.


     (27) Includes shares subject to a presently exercisable warrant to purchase 60,000 shares of Common Stock.


     (28) Includes shares subject to a presently exercisable warrant to purchase 50,000 shares of Common Stock.


     (29) Includes 280,900 shares of Common Stock held in the name of the Walker Family Trust, presently exercisable warrants to purchase 50,000 shares of Common Stock held by Mr. Walker and presently exercisable warrants to purchase 50,000 shares of Common Stock held in the name of the Walker Family Trust.


     (30) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of Common Stock.


     (31) Includes shares subject to a presently exercisable warrant to purchase 12,500 shares of Common Stock.


     (32) Includes shares subject to a presently exercisable warrant to purchase 5,000 shares of Common Stock and 11,000 shares owned jointly by John J. and Carolyn A. Witkowski.


     (33)     Bert Zaccaria is the President and a shareholder of ZD Air, Inc.


     (34) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of Common Stock.


     (35) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of Common Stock.


         PRIVATE PLACEMENT -- The Selling Shareholders acquired a significant portion of the shares offered hereby in connection with private placements of
(1) 446,048 shares of Common Stock and warrants to purchase 223,024 shares of Common Stock that Sento completed on June 18, 1996 (the "1996 Private Placement"), (2) 720,000 shares of Common Stock and warrants to purchase 240,000 shares of Common Stock that Sento completed on August 27, 1997 (the "1997 Private Placement") and (3) 1,200,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock that Sento completed on June 29, 1999 (the "1999 Private Placement" and together with the 1996 Private Placement and the 1997 Private Placement, collectively, the "Private Placements"). Sento conducted the Private Placements pursuant to the terms set forth in (1) a Private Placement Memorandum of Sento dated April 24, 1996, (2) a Private Placement Memorandum of Sento dated May 30, 1997 and (3) a Private Placement Memorandum of Sento dated May 5, 1999, respectively.


         The 1996 Private Placement consisted of the offer and sale to certain Selling Shareholders (the "1996 Selling Shareholders") of 200,000 units (the "1996 Units") comprised of two shares each, together with one warrant each for the purchase of one share of Common Stock, exercisable until April 30, 1998, at an exercise price of $3.50 per share. The 1996 Units were offered on a "best efforts" basis on behalf of Sento by officers of Sento at an offering price per Unit of $7.00. Sento accepted subscriptions from the 1996 Selling Shareholders for all of the 1996 Units offered in the 1996 Private Placement.


         The 1997 Private Placement consisted of the offer and sale to certain Selling Shareholders (the "1997 Selling Shareholders") of 240,000 units (the "1997 Units") comprised of three shares each, together with one warrant each for the purchase of one share of Common Stock, exercisable until May 31, 1999, at an exercise price of $5.50 per share. The 1997 Units were offered on a "best efforts" basis on behalf of Sento by certain independent brokers at an offering price per 1997 Unit of $12.50. Sento accepted subscriptions from the 1997 Selling Shareholders for all of the 1997 Units offered in the 1997 Private Placement.


         The 1999 Private Placement consisted of the offer and sale to certain Selling Shareholders (the "1999 Selling Shareholders" and together with the 1996 Selling Shareholders and the 1997 Selling Shareholders, collectively, the "Private Placement Selling Shareholders") of 600,000 units (the "1999 Units" and together with the 1996 Units and the 1997 Units, collectively, the "Units") comprised of two shares each, together with one warrant each for the purchase of one share of Common Stock, exercisable until May 31, 2002, at an exercise price of $2.50 per warrant. The 1999 Units were offered on a "best efforts--all or none" basis on behalf of Sento by officers of Sento at an offering price per 1999 Unit of $3.20. Sento accepted subscriptions from the 1999 Selling Shareholders for all of the 1999 Units offered in the 1999 Private Placement.


         In connection with the purchase of Units by Private Placement Selling Shareholders, Sento executed registration rights agreements entitling such Selling Shareholders to certain incidental, or "piggyback," registration rights with respect to the shares acquired thereunder. Sento also has executed registration rights agreements entitling other Selling Shareholders to "piggyback" registration rights with respect to certain shares of Common Stock acquired in connection with various other transactions, including business acquisitions and consulting and financing arrangements.

                              PLAN OF DISTRIBUTION

         The shares offered in this prospectus will not be offered or sold through any underwriting syndicate, nor has Sento retained any underwriter, broker or dealer to facilitate the offer or sale of the shares. Sento will not pay any underwriting commissions or discounts in connection with this offering. Those Selling Shareholders electing to offer or sell shares will do so in transactions on the NASDAQ Small Cap Market, in negotiated transactions or in a combination of the two methods of sale, at prices relating to the prevailing market prices or at negotiated prices. The Selling Shareholders may sell the shares to or through broker-dealers. Such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. The compensation as to a particular broker-dealer may be in excess of customary commissions. Sento will not receive any proceeds from the sale of any of the shares.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.


                                  LEGAL MATTERS

         The validity of the shares being offered in this prospectus and certain other legal matters pertaining to Sento are being passed upon for Sento by Parr Waddoups Brown Gee & Loveless, Salt Lake City, Utah.


                                     EXPERTS

         The financial statements of Sento as of March 31, 1999 and 1998, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         Sento has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form S-3 (the "Registration Statement") with respect to the shares of Common Stock offered by this prospectus. This prospectus, filed as a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information regarding Sento and the shares offered hereby, reference is made to the Registration Statement and any amendments, exhibits and schedules thereto, which may be inspected with charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 (the public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330). Such information may also be available at the Internet site maintained by the Commission at http://www.sec.gov. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.


         Sento is subject to the informational and reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As long as Sento is subject to such periodic reporting and information requirements, it will file with the Commission all Commission reports, proxy statements and other information required thereby, which may be inspected at the Public Reference Room and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained by mail upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed fees. In addition, electronically filed documents, including reports, proxy statements and other information filed by Sento, can be obtained from the Commission's Internet site at http://www.sec.gov.


         In addition, Sento intends to furnish its shareholders with annual reports which include financial statements that have been audited with a report thereon by its independent accountants and quarterly reports containing unaudited summary financial information for the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by Sento with the Commission pursuant to the Exchange Act (File No. 0- 06425) are incorporated herein by reference as of their respective dates:

                  (a) Annual Report on Form 10-KSB for the fiscal year ended
                      March 31, 1999.

                  (b) Quarterly Report on Form 10-QSB for the quarter ended June
                      30, 1999.

                  (c) Description of Sento's Common Stock contained in a
                      Registration Statement on Form 10 dated July 24, 1972, as modified and amended by Sento's Current Report on Form 8-K filed on October 20, 1997.


         All reports and other documents filed by Sento pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


         Sento will provide without charge to each person to whom a prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such copies should be directed to Gary Filler, Acting Chief Financial Officer, Sento Corporation, 808 East Utah Valley Drive, American Fork, Utah 84003, telephone (801) 492-2000.


                                 INDEMNIFICATION

         Sento's Bylaws provide that it will indemnify its directors and officers as permitted by the Utah Revised Business Corporation Act, as amended. Under the Act, Sento may indemnify any person acting in his or her capacity as a director or officer of Sento who is made a party to any suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Sento's best interests. Sento may indemnify the person in the case of a criminal proceeding if he or she had no reasonable cause to believe his or her conduct was unlawful. Sento may not indemnify any director or officer, however, where the claim or liability arose out of that person's own negligence or willful misconduct, or if that person is ultimately adjudged in the proceeding to be liable to Sento or liable on the basis that he or she derived an improper personal benefit.

         In addition, under the Registration Rights Agreements between Sento and the Selling Shareholders who purchased shares under the Private Placements, Sento has agreed to indemnify such Selling Shareholders, and such Selling Shareholders have agreed to indemnify Sento and its officers, directors and controlling persons, for some specific liabilities that might arise under the Securities Act in connection with the registration statement of which this prospectus is a part.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Sento's directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, Sento has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, Sento will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by Sento is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. Sento does not consider its payment of expenses incurred or paid by any of its directors, officers or controlling persons in the successful defense of any action, suit or proceeding to be against public policy and, therefore, it does not anticipate submitting, on its own initiative, such issue to the judgment of a court.

                                2,709,320 SHARES






                                  COMMON STOCK






                                 ---------------

                                   PROSPECTUS

                                 ---------------
















                                October 13, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses of the offering, sale and distribution of the shares being registered pursuant to this registration statement (the "Registration Statement"), other than underwriting discounts and commissions. All of the expenses listed below will be borne by Sento. All of the amounts shown are estimates, except the SEC registration fees.


                                                                Amount
                                                                ------
         SEC registration fees.............................     $  2,186

         Accounting fees and expenses......................        6,500

         Legal fees and expenses...........................       15,000

         Blue sky fees and expenses........................        1,000

         Miscellaneous expenses............................        1,814
                                                            ------------
                  Total....................................    $  26,500
                                                            ------------
                                                            ------------

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Sento is a Utah corporation. Reference is made to Sections 16-10a-902 through 16-10a-907 of the Utah Revised Business Corporation Act, as amended (the "Act"). Section 16-10a-902 of the Act provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnifiable Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful; provided however, that, (i) indemnification in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his official capacity, in which Proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

         Section 16-10a-903 of the Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he was a Party because he is or was an Indemnifiable Director of the corporation, against reasonable expenses (including attorneys' fees) incurred by him in connection with the Proceeding or claim with respect to which he has been successful.

         In addition to the indemnification provisions discussed above, Section 16-10a-905 of the Act provides that, unless otherwise limited by a corporation's articles of incorporation, an Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. Section 16-10a-904 of the Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding upon the satisfaction of certain conditions.

         Article 9 of Sento's Bylaws provides that Sento shall indemnify all directors and officers of Sento as permitted by the Act. Under such provisions, any director or officer, who in his capacity as such, is made a party to any suit or proceeding, shall be indemnified if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Sento and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; provided, however, that no indemnification may be given a director or officer where the claim or liability arose out of that person's own negligence or willful misconduct, or if such person is ultimately adjudged in the proceeding to be liable to Sento or liable on the basis that he or she derived an improper personal benefit. The Bylaws further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under Sento's Articles, the Bylaws, any agreement, vote of stockholders or otherwise.


         In addition, pursuant to the Registration Rights Agreements executed by Sento and the Selling Shareholders who purchased Shares under the Private Placement, Sento has agreed to indemnify such Selling Shareholders, and such Selling Shareholders have agreed to indemnify Sento and its officers, directors and controlling persons, for certain liabilities which might arise under the Securities Act in connection with the Registration Statement.


         Indemnification may be granted pursuant to any other agreement, bylaw, or vote of shareholders or directors. Sento currently maintains no policy of director's and officer's insurance for the benefit of the officers and directors of Sento. The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of Sento.


         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Sento pursuant to the foregoing provisions or otherwise, Sento has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sento of expenses incurred or paid by a director, officer or controlling person of Sento in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sento will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.          EXHIBITS

         (a)  EXHIBITS TO THE REGISTRATION STATEMENT.

                  The following exhibits required by Item 601 of Regulation S-K have been included herewith or have been filed previously with the commission as indicated below.

 REGULATION
S-K EXHIBIT                                                                     INCORPORATED
    NO.       DESCRIPTION                                                       BY REFERENCE   FILED HEREWITH
    ---       -----------                                                       ------------   --------------
   4.         Articles of Incorporation, as amended.                                     (1)
   4.         Bylaws of Sento.                                                           (2)
   4.         Specimen Certificate.                                                      (3)
   5          Legal Opinion of Parr Waddoups Brown Gee & Loveless, counsel to
              Sento, as to the legality of the securities offered.*
  23.         Consent of Parr Waddoups Brown Gee & Loveless (included in their legal opinion filed as Exhibit 5 to this Registration
              Statement).*
  23.         Consent of KPMG, independent public accountants.                                        X
  24          Power of Attorney (included on page II-5 of this
              Registration Statement).*

         (b)  FINANCIAL STATEMENT SCHEDULES.  --  NOT APPLICABLE.


------------------

*    Previously filed.

(1) Incorporated by reference to Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999, filed with the Commission on June 29, 1999.
(2) Incorporated by reference to Annual Report on Form 10-KSB for the fiscal year ended April 30, 1996, filed with the Commission on July 29, 1996, as amended by Form 10-KSB/A filed with the Commission on August 1, 1996 filed with the Securities and Exchange Commission on September 27, 1996.
(3) Incorporated by reference to Registration Statement on Form S-1 filed with the Commission on September 27, 1996, as amended by Amendment No. 1 to Form S-1 Registration Statement on Form S-1/A filed with the Commission on November 6, 1996.

         Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.


ITEM 17.          UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Sento pursuant to the foregoing provisions or otherwise, Sento has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sento of expenses incurred or paid by a director, officer, or controlling person of Sento in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sento will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Sento hereby undertakes:


(1) To file, during any period in which Sento offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.


(2) For the purpose of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.


(3) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, Sento has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of American Fork, State of Utah, on October 12, 1999.

                                 SENTO CORPORATION



                                 By:  /s/ Arthur F. Coombs, III
                                    -------------------------------------------
                                          Arthur F. Coombs, III
                                          President and Chief Executive Officer



                  SIGNATURE                                      TITLE                            DATE
                  ---------                                      -----                            ----
/s/  Kieth E. Sorenson*                          Chairman of the Board                        October 12, 1999
--------------------------------------------
      Kieth E. Sorenson

                                                 President, Chief Executive Officer
/s/  Arthur F. Coombs, III                       and Director (principal executive            October 12, 1999
--------------------------------------------     officer)
      Arthur F. Coombs, III

                                                 Acting Chief Financial Officer and
/s/  Gary B. Filler*                             Director (principal financial and            October 12, 1999
--------------------------------------------     accounting officer)
      Gary B. Filler


/s/ Kim A. Cooper                                Director                                     October 12, 1999
--------------------------------------------
      Kim A. Cooper


*By:  /s/  Arthur F. Coombs, III
--------------------------------------------
           Arthur F. Coombs, III
           Attorney-in-fact


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